Exhibit 99.1

ASM International N.V.

Merits of Business Model on Agenda for General Meeting of Shareholders

BILTHOVEN, The Netherlands – December 22, 2005 – ASM International N.V. (Nasdaq: ASMI and Euronext Stock Exchange in Amsterdam: ASM) today announced that the merits of the combination of its wafer processing (Front-end segment) and assembly and packaging (Back-end segment) activities will be on the agenda of its general meeting of shareholders, scheduled for 18 May 2006.

From time to time, a number of ASMI shareholders have questioned the reasons of combining what are perceived to be distinct operations. Recently a few shareholders have suggested alternative business models, such as spinning off the company’s 54% interest in ASM Pacific Technology Ltd., ASMI’s successful assembly and packaging operation.

ASMI’s business strategy is based on its position that the combination of its Front-end activities with the Back-end activities of ASMPT serves the long term best interest of the company and the shareholders. ASMI will discuss the merits of its business strategy at the annual shareholders meeting to be held in May 2006. A separate item will be included in the agenda of the meeting for this purpose.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K as filed. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:
Naud van der Ven	Mary Jo Dieckhaus
Chief Financial Officer	Investor Relations
+31 30 2298540	+1 212-986-2900
naud.van.der.ven@asm.com	MaryJo.Dieckhaus@asm.com